Rider — Accelerated Benefit — Chronic Illness

In this Policy, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company at its Home Office; “You” and “Your” means the Owner of the Policy.

We agree, subject to the provisions of the Policy and this rider, to provide the Accelerated Benefit Payments (ABPs) described below. We also agree to provide all of the other benefits which are stated in this rider.

This rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this rider.

Disclosure — Upon request by you, we will provide a prepayment to you of a portion of the death benefit when the Insured has been certified with a Chronic Illness as described below. ABPs may affect eligibility for, or amounts of, Medicaid or other benefits provided by federal, state, or local government. Although payments of ABPs provided by this rider are intended to qualify for favorable tax treatment under section 101(g) of the Federal Internal Revenue Code, the federal, state, or local tax consequences resulting from payment of ABPs will depend on the specific facts and circumstances, and consequently advice and guidance should be obtained from a personal tax advisor prior to the receipt of any ABPs. Death benefits and policy values, such as cash values, premium payments and COI charges if applicable, will be reduced as described below if an ABP is paid.

Notice to Buyer — This rider may not cover all of the costs associated with the Chronic Illness of the Insured. The benefits provided by the rider do not and are not intended to qualify as long-term care insurance. The buyer is advised to review carefully the rider benefits.

Free Look Period:

You may return this rider to us within 30 days of the Effective Date of this rider.

Insured:

The person covered under the basic Policy to which this rider is attached. This term does not include other persons covered under other riders which are part of the Policy. If the Policy is a Last Survivor Policy with two persons listed as the insureds, this term refers to the surviving insured after the death of one insured. The ABP is not available if both insured persons are living.

Eligible Amount:

The Amount of Death Benefit, as described in the Policy, on the date of the initial application for an ABP. This amount excludes all supplemental riders except for the following riders if attached to the Policy:

(a)	Supplemental Term Insurance Rider;

(b)	Flexible Protection Rider;

(c)	Enhanced Permanent Paid-Up Additions Rider;

(d)	Accelerated Permanent Paid-Up Additions Rider;

(e)	Supplemental Paid-Up Additions Agreement; and

(f)	Accelerated Paid-Up Additions Agreement.

Accelerated Benefit Payment (ABP):

This is the actual benefit amount you will receive. You may request the payment of the ABP in a single lump sum or in a series of equal payments occurring annually, semi-annually, quarterly, or monthly. The

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determination of the amount of any ABP will only take into account the period covered by a certification of the Insured’s Chronic Illness from a licensed health care practitioner. The series of benefit payments will continue as scheduled, as long as the Insured has a Chronic Illness and the conditions otherwise specified in this rider are satisfied, until the remaining death benefit reaches the minimum allowed by us or the rider is terminated. No more than 12 ABPs will be paid in a 12 month period.

The ABP must first be used to repay a pro rata share of any Policy Debt as described below.

Upon a request to receive an ABP and upon the payment of an ABP, you and any irrevocable beneficiary shall be given a statement demonstrating the effect of the ABP on cash value, death benefit, premium, COI charges, and policy loans.

Payment of Accelerated Benefit Payment:

The ABP is paid to you or your estate while the insured is living, unless the benefit has been otherwise assigned or designated by you.

We will obtain from any assignee or irrevocable beneficiary a signed acknowledgement of concurrence for payout. If we are the assignee under the Policy, no acknowledgement is required.

We will provide an eligibility claim form within 15 days of the ABP request.

The ABP is due immediately up receipt of the due written proof of eligibility. The ABP is subject to the same requirements as the base policy Death Benefit with respect to any delay in processing required to receive an ABP.

If the Insured dies and we receive written notice of the death before ABPs are paid, no ABPs will be made. However, any payment made by us prior to receiving written notice of the Insured’s death is effective.

ABP Limits:

We will limit the ABP such that:

(1)	The Policy is not disqualified as life insurance according to Internal Revenue Code.

(2)

The ABP is at least $4,800 if taken as a single lump sum, or the sum of scheduled payments for the 12 month period following the date of application for ABPs is at least $4,800 if taken as a series of payments.

(3)

The maximum total amount of ABPs in a 12 month period will not exceed the least of 24% of the Eligible Amount, $240,000, or the annual Per Diem Limitation within the meaning of sections 101(g)(3)(D) and 7702B(d) of the Internal Revenue Code. The Per Diem Limitation is reduced by benefits for and reimbursements of qualified long-term care services for the Insured through insurance or otherwise during the applicable period. ABPs available under this rider are determined after taking into account any such other coverages and reimbursements.

(4)	The maximum total amount of ABPs during the life of the Policy will not exceed $5,000,000.

(5)	The death benefit remaining after an ABP is not less than $50,000.

(6)

The ABP is not less than the pro-rata reduction in the cash surrender value less outstanding loans for a Flexible Premium Adjustable Life Insurance Policy or reduction in the cash value less outstanding loans for a Whole Life Policy as described in the section below called Effect on the Policy.

Chronic Illness:

Chronic Illness means that the Insured has been certified by a licensed health care practitioner within the last 12 months as:

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(1)	Being unable to perform at least two Activities of Daily Living without Substantial Assistance from another person due to a loss of functional capacity for a period of at least 90 consecutive days; or

(2)	Requiring substantial supervision by another person for a period of at least 90 consecutive days to protect the Insured from threats to health and safety due to Severe Cognitive Impairment.

For each lump sum benefit payment, or at the beginning of each 12 month period following the date of application for ABPs if benefit payments are scheduled in a series, we must receive written certification from a licensed health care practitioner that the Insured has a Chronic Illness. The licensed health care practitioner must also certify that continuous care in an eligible facility or at home is expected to be required for the remainder of the insured’s life when the insured has a Chronic Illness. The licensed health care practitioner may be a licensed physician, registered professional nurse, licensed social worker, or other similar health care practitioner permitted under the Internal Revenue Code and approved by us. The licensed health care practitioner shall not be the Insured, you, the beneficiary, or a relative thereof. We reserve the right to obtain at any time an additional opinion of the Insured’s condition from a licensed health care practitioner at our expense. Should this opinion differ from that of the Insured’s licensed health care practitioner, eligibility for benefits will be determined by a third licensed health care practitioner who is mutually acceptable to you and us at our expense.

Activities of Daily Living:

The Activities of Daily Living are:

(1)	Bathing — the ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

(2)

Continence — the ability to maintain control of bowel or bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

(3)	Dressing — the ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.

(4)	Eating — the ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously.

(5)	Toileting — the ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

(6)	Transferring — the ability to move into or out of a bed, chair or wheelchair.

Substantial Assistance:

Substantial Assistance means both Hands-On Assistance and Standby Assistance. Hands-On Assistance means the physical assistance of another person without which the individual would be unable to perform the Activity of Daily Living. Stand-By Assistance means the presence of another person within arm’s reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while the individual is performing the Activity of Daily Living.

Severe Cognitive Impairment:

Severe Cognitive Impairment means deterioration or loss in intellectual capacity that is:

(1)	Comparable to (and includes) Alzheimer’s Disease and similar forms of irreversible dementia; and

(2)	Measured by clinical evidence and standardized tests which reliably measure impairment in:

(a)	Short term or long term memory; and

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(b)	Orientation to people, places, or time; and

(c)	Deductive or abstract reasoning.

Effect on Death Benefit:

The Death Benefit will be reduced by the amount of Death Benefit that has a present value equal to the ABP. If a series of payments is elected, the Death Benefit will be reduced independently for each ABP at the time of payment.

The following factors will be used to determine the decrease in the Death Benefit:

(1)	The ABP; and

(2)	The ABP Interest Rate in effect; and

(3)	A mortality table declared by us for individuals with a Chronic Illness.

The mortality table used in calculations related to the rider will be no less favorable to the Owner than the mortality table in the attached schedule. The use of any table more favorable than the one specified in the rider will be based on reasonable assumptions as to investment income, mortality, and expenses. The declared table will be on a basis equitable to all policyholders of a given class.

ABP Interest Rate:

The ABP Interest Rate will not exceed the greater of the current yield on the ninety-day Treasury bill available on the date of application for the ABP, or the current maximum statutory adjustable policy loan interest rate. The maximum statutory adjustable policy loan interest rate is the greater of:

(a)

Moody’s Corporate Bond Yield Average — Monthly Average Corporates as published by Moody’s Investors Service, Inc. for the calendar month ending two months prior to the date of application for an ABP; or

(b)	The minimum interest rate used to calculate policy values under the Policy plus 1 percentage point per year.

If Moody’s Corporate Bond Yield Average — Monthly Average Corporates is no longer published, the rate used in its place will be as established by law or by regulation of the insurance supervisory official of the jurisdiction in which this Policy is issued.

The use of any interest rate more favorable than the maximum specified in the rider will be based on reasonable assumptions as to investment income, mortality, and expenses. The declared interest rate will be on a basis equitable to all policyholders of a given class.

Specified Amount:

The term Specified Amount as used in this rider refers to the Specified Amount shown on page 3 of a Flexible Premium Adjustable Life Insurance Policy or the Face Amount shown on page 3 of a Whole Life Policy. The Specified Amount used in this rider includes any subsequent changes in the amount since the Policy was issued, including any increases or decreases in the Specified Amount.

Effect on the Policy:

The Policy will be subject to pro-rata reductions based on the percentage decrease in the Death Benefit. These pro rata reductions will be made to the Specified Amount, cash value, dividends, and paid-up additions for a

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Whole Life Policy, and the Specified Amount, policy value, cash surrender value, and surrender charge for a Flexible Premium Adjustable Life Insurance Policy. The remaining portions of the policy values, such as premiums and monthly deductions, will be as if the Policy had been originally issued at the reduced amount.

The ABP will first be used to repay a pro rata share of any Policy Debt. The Policy Debt reduction will not exceed the amount of the ABP.

For a Flexible Premium Adjustable Life Insurance Policy with a No Lapse Guarantee Requirement based on Accumulated Premiums exceeding Accumulated No Lapse Premiums, both the Accumulated Premiums and Accumulated No Lapse Premiums to date will be reduced by the percentage of the Death Benefit decreased.

For a Flexible Premium Adjustable Life Insurance Policy with a No Lapse Guarantee Requirement based on a No Lapse Guarantee Account, the No Lapse Guarantee Account value will be reduced by the percentage of the Death Benefit decreased.

Premium:

There is no separate premium required for this benefit. However, this rider does not eliminate the need to pay premiums to keep the Policy in force. You must continue to pay any premiums necessary to avoid policy lapse as described in the Policy or in any applicable riders attached to the Policy.

Values:

This benefit has no cash value or loan value.

Eligibility:

(1)	This benefit is only available to you upon written request.

(2)	Requests to exercise this benefit must be received in writing at Our Home Office.

(3)

For each lump sum benefit payment or at the beginning of each 12 month period following the date of application for the ABP if benefit payments are scheduled in a series, we must receive written certification that the Insured has a Chronic Illness as described in this rider.

(4)	The benefit excludes any riders that may be attached to the Policy except for the following riders if attached to the Policy:

(a)	Supplemental Term Insurance Rider;

(b)	Flexible Protection Rider;

(c)	Enhanced Permanent Paid-Up Additions Rider;

(d)	Accelerated Permanent Paid-Up Additions Rider;

(e)	Supplemental Paid-Up Additions Agreement; and

(f)	Accelerated Paid-Up Additions Agreement.

(5)	The Policy must be in force other than as extended term insurance.

(6)	The Policy must not be in a premium grace period.

(7)	If the Policy is a Last Survivor Policy, we must receive written proof of the death of one insured.

(8)	We must receive signed acknowledgment of concurrence with payments from you, the Insured, all assignees, and all irrevocable beneficiaries.

(9)

Benefit is not available if the law requires the benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or a government agency requires the benefit in order to apply for, obtain, or keep a government benefit or entitlement.

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Monthly Anniversary:

The Monthly Anniversary is the day in each calendar month that is the same day of the month as the Policy Date.

Reinstatement:

This Rider may be reinstated within five years after lapse under the same terms as described in the Policy.

Incontestability:

This rider will be incontestable after it has been in force during the life of the Insured for two years from its Effective Date. During the first two years this rider is in effect, we may contest a request for an ABP under this rider, based on material misrepresentations made in applying for this rider.

This Policy will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of the Insured for two years from the effective date of the reinstatement.

Termination of Rider:

This rider will terminate upon:

(a)	the maturity date of this Policy; or

(b)	lapse of this Policy; or

(c)	surrender of this Policy; or

(d)	if the Policy is not a Last Survivor Policy, the date of death of the Insured; or

(e)	if the Policy is a Last Survivor Policy, the date of death of the last surviving Insured; or

(f)	the Monthly Anniversary which coincides with or next follows

(i)	receipt by Us of a written request to terminate this rider; and

(ii)	return of this Policy for appropriate endorsement.

Termination of this rider will not prejudice the payment of benefits for any qualifying event while the form was in force.

Effective Date:

The effective date of this rider is the same as the Date of Issue of this Policy unless another effective date is shown below, which would be the date of issue of this rider.

The Penn Insurance and Annuity Company

Chairman, President and Chief Executive Officer

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